Exhibit (b)(5)
AMENDMENT DATED AUGUST 2, 2006
TO THE
BY-LAWS OF HIGHLAND FLOATING RATE FUND
Section 7.09. Classes of Shares.
     (a) Shares. The beneficial interest in the Trust shall be divided into Shares having no par value per Share, of which an unlimited number may be issued, which Shares shall represent interests only in the Trust. The Trustees shall have the authority from time to time to authorize separate investment portfolios or series of Shares for the Trust as they deem necessary or desirable, or classes of such investment portfolios or series (each, a “Class” and collectively, the “Classes”).
     (b) Classes of Shares. The Shares of the Trust shall be divided into four classes—Class A, Class B, Class C and Class Z. The Trustees shall have the authority from time to time to authorize additional Classes of Shares of the Trust.
     (c) Sales Charges. Each Class A, Class B, Class C and Class Z Share shall be subject to such sales charges, if any, as may be established from time to time by the Trustees in accordance with the Investment Company Act of 1940 (the “1940 Act”) and applicable rules and regulations of the NASD, all as set forth in the Trust’s prospectus.
     (d) Allocation of Expenses Among Classes. Expenses related solely to a particular Class (including, without limitation, distribution expenses under a administrative or service agreement, Rule 12b-1 distribution plan or other arrangement, however designated) shall be borne by that Class and shall be appropriately reflected (in a manner determined by the Trustees) in the net asset value, dividends, distribution and liquidation rights of the Shares of that Class.
     (e) Conversion. Each Class B Share of the Trust shall be converted automatically, and without any action or choice on the part of the Shareholder thereof, into Class A Shares of the Trust at such times and pursuant to such terms, conditions and restrictions as may be established by the Trustees and as set forth in the Trust’s Prospectuses.
     (f) Special Meetings. A special meeting of Shareholders of a Class of the Trust may be called with respect to the Rule 12b-1 distribution plan applicable to such Class or with respect to any other proper purpose affecting only holders of shares of such Class at any time by a majority of the Trustees.
     (g) Other Rights Governed by Prospectuses. All other rights, preferences, qualifications, limitations and restrictions with respect to Shares of any Class of the Trust shall be as set forth in the applicable prospectus and the Trust’s Rule 18f-3 Plan adopted under the 1940 Act.